UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

899035505

(CUSIP Number)

Richard T. Niner
P.O. Box 6754
Jackson, WY 83002

with a copy to:

Peter D. Lyons, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,663,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,663,374
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pamela S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,663,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,663,374
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,663,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,663,374
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kathryn S. Niner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,663,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,663,374
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 899035505

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Niner Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on March 13, 2014 (the “Initial Schedule”), as amended by Amendment No. 1 thereto filed on April 29, 2014 (“Amendment No. 1”), and relates to the common stock, par value $0.01 per share (the “Shares”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 6250 LBJ Freeway, Dallas, Texas 75240.  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Initial Schedule or Amendment No. 1.  All items or responses not described herein remain as previously reported in the Initial Schedule or Amendment No. 1.

This Amendment No. 2 reports that the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares on May 9, 2014.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

From April 29, 2014 to May 9, 2014, the Reporting Persons sold an aggregate of 754,178 Shares at an average price of $14.49 per share.  As a result of the sale, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)                 The responses in rows 11 and 13 of the cover pages of this Amendment No. 2 are hereby incorporated by reference.  The percentages of ownership reported in row 13 of the cover pages are calculated using the number of outstanding shares of common stock as of May 6, 2014 reported in the Issuer’s most recent Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2014.

Item 5(b) is hereby amended and restated in its entirety to read as follows:

(b)                 The responses in rows 7, 8, 9 and 10 of the cover pages of this Amendment No. 2 are hereby incorporated by reference.  Richard Niner holds 1,363,374 Shares, over which Pamela, Andrew and Kathryn Niner share voting and dispositive power pursuant to a trading authorization.  The Foundation holds 300,000 Shares, over which the Niners share voting and dispositive power by virtue of their positions as officers and directors of the Foundation and pursuant to a trading authorization.

Item 5(c) is hereby amended and restated in its entirety to read as follows:

(c)                 Set forth on Exhibit 3 to this Amendment No. 2 is a list of transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 1.  These transactions were all effected in the open market through a broker.  Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons since the filing of Amendment No. 1.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1
Joint Filing Agreement, dated March 13, 2014, by and among the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on March 13, 2014)

3	Schedule of Transactions

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/ s /	Richard T. Niner
Richard T. Niner

/ s /	Pamela S. Niner
Pamela S. Niner

/ s /	Andrew S. Niner
Andrew S. Niner

/ s /	Kathryn S. Niner
Kathryn S. Niner

THE NINER FOUNDATION, INC.

/ s /	Richard T. Niner
Richard T. Niner, Director